(a) On April 21, 2011, a special meeting of shareholders was held for T. Rowe Price U.S. Bond Index Fund, Inc.

(b)	The meeting did not involve the election of directors.

(c)	The only matter voted on at the meeting was the approval to amend the fund’s investment objective so that the fund seeks to provide a total return that matches or incrementally exceeds the performance of the U.S. investment-grade bond market. The following number of affirmative and negative votes were cast with respect to this matter: 26,629,032.679 shares (which represented approximately 88.69% of the shares present in person or by proxy and voting at the meeting) voted in favor of the proposal and 3,099,394.755 shares (which represented approximately 10.32% of the shares present in person or by proxy and voting at the meeting) voted against the proposal.

(d) There was no settlement between the registrant and any other participant that involved the termination of a solicitation subject to Rule 14a-11.

The Combined Proxy Statement and Prospectus is available on the SEC's website under Form 497--Definitive Materials filed on May 25, 2011.